Mail Stop 4561


                                          July 14, 2005


By mail and fax to: (305) 356-1611

Mr. David Fann
President
Global Axcess Corp
224 Ponte Vedra Park Drive
Ponte Vedra Beach, FL  32082

Re:	Global Axcess Corp.
      	Form 8-K filed June 24, 2005
      	Form 8-K/A filed June 29, 2005
     	 File No. 000-17874


Dear Mr. Fann,

   	The Staff has reviewed the above-referenced filings for compliance with the requirements of Form 8-K and has the following comment in that regard:

* Please revise to specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that the company "terminated" the relationship with its former accountant, as that wording is unclear to a reader.
Include a letter from the former accountants addressing the revised disclosures in the amendment.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time.
Such amendment should be filed under cover of Form 8-K/A and should include the ITEM 4 designation. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding these comments to me at
(202)
551-3424.


								Sincerely,



								Lisa Haynes
								Staff Accountant
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David Fann, President
Global Axcess Corp
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